UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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10029587

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

MAR 01 2010
BRANCH ... REGISTRATIONS

NAME OF BROKER - DEALER:

CANTOR FITZGERALD & CO.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59TH Street
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Moorehouse (212) 294 7849
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square (Address) New York, (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (06-02)

Affirmation

I, Thomas A. Battaglia, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Cantor Fitzgerald & Co (the "Partnership") as of December 31, 2009 is true and correct. I further affirm that neither the Partnership, nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Financial Operations Principal
Title

Notary Public

BATYA KAUFMAN
Notary Public, State of New York
No. 01KA6134114
Qualified in Queens County
Commission Expires September 26, 2013

Cantor Fitzgerald & Co.

Statement of Financial Condition

December 31, 2009

TABLE OF CONTENTS

This report ** contains (check all applicable boxes): **Page**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Ernst & Young

Ernst & Young LLP
5 Times Square
New York , New York 10036-6530
Tel: +1 212 773 3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Partners of
Cantor Fitzgerald & Co.

We have audited the accompanying statement of financial condition of Cantor Fitzgerald & Co. (the "Partnership") as of December 31, 2009. The statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cantor Fitzgerald & Co. at December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 25, 2010

Cantor Fitzgerald & Co.

Statement of Financial Condition

December 31, 2009
(In Thousands)

Assets			
Cash and cash equivalents		$	68,686
Cash and securities segregated under federal and other regulations			106,876
Securities purchased under agreements to resell			7,298,174
Securities owned:			
Pledged as collateral	$ 2,750,289		
Unencumbered	74,318		2,824,607
Securities borrowed			554,993
Receivables from brokers, dealers, clearing organizations and customers			1,151,387
Fixed assets and leasehold improvements, net			6,671
Receivables from affiliates			699
Other			3,371
Total assets		$	12,015,464
Liabilities and partners' capital			
Securities sold, not yet purchased		$	1,792,279
Securities sold under agreements to repurchase			8,761,990
Securities loaned			413,356
Payables to brokers, dealers, clearing organizations and customers			636,148
Payables to affiliates			27,668
Accounts payable and accrued liabilities			83,917
Total liabilities			11,715,358
Partners' capital:			
General partner			297,105
Limited partner			3,001
Total partners' capital			300,106
Total liabilities and partners' capital		$	12,015,464

See notes to the statement of financial condition.

1. General and Summary of Significant Accounting Policies

Description of Business – Cantor Fitzgerald & Co. (the "Partnership") is a general partnership organized under the laws of the state of New York. The Partnership is a registered broker-dealer in securities and a futures commission merchant, principally trading in equity, corporate, government, mortgage backed and municipal securities, and financial futures. In addition, the Partnership is in the business of clearing for correspondent customers. The Partnership is a Primary Dealer in US Government Securities. The Partnership is owned by Cantor Fitzgerald Securities ("CFS") (94%), CFLP CF&Co. I Holdings, L.P. (1%), both of which are indirect wholly owned subsidiaries of Cantor Fitzgerald, L.P. ("CFLP" and together with its subsidiaries, "Cantor"), and Cantor Fitzgerald Group Management CF&Co. Holdings, LLC (5%), which is a subsidiary of CF Group Management, Inc. ("CFGM"), the managing general partner of CFLP. In exchange for an indemnity from CFS, CFGM by a separate agreement with CFS, has assigned its entire 5% indirect interest in the Partnership to CFS. CFS is the managing general partner of the Partnership.

Basis of Presentation – The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America, which includes industry practices.

Use of Estimates – In presenting the statement of financial condition, management makes estimates and assumptions that affect the reported amounts of the assets and liabilities and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in this statement of financial condition.

Cash and Cash Equivalents – The Partnership considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Cash and Securities Segregated Under Federal and Other Regulations – Cash and securities segregated under federal and other regulations are segregated for the protection of customers under the Commodity Exchange Act and the Securities Exchange Act of 1934.

1. General and Summary of Significant Accounting Policies (continued)

Securities Transactions – Commission income and expense on customers' securities transactions are recorded on a trade date basis. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the statement of financial condition. Securities transactions of the Partnership and the related principal transaction revenues are recorded on a trade date basis.

Investment Banking and Advisory Services – Investment banking and advisory services includes underwriting revenues, fees for controlled equity offerings, and merger and acquisition advisory services which are accrued when services for the transactions are complete. Transaction related expenses are recognized when incurred. Investment banking and advisory services revenues are presented net of related transaction expenses.

Commissions – Commissions are derived from agency brokerage transactions, whereby the Partnership connects buyers and sellers in the over-the-counter ("OTC") and exchange markets and assists in the negotiation of the price and other material terms of transactions. Commission revenues and the related expenses are recognized on a trade date basis.

Principal Transactions – Principal transaction revenues are primarily derived from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them to another customer. Certain trading businesses are allowed to enter into unmatched principal transactions to facilitate a customer's execution needs for transactions initiated by such customers. Revenues earned from principal transactions represent the spread between the buy and sell price of the security, commodity or derivative. Principal transaction revenues and related expenses are recognized on a trade date basis. Positions held as part of a principal transaction are marked to market on a daily basis.

Securities Owned and Securities Sold, Not Yet Purchased – Securities owned and securities sold, not yet purchased are recorded at fair value based on current listed market prices or broker quotes.

Fair Value – Financial Accounting Standards Board ("FASB") issued guidance on fair value measurement that defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and further expands disclosures about such fair value measurements.

1. General and Summary of Significant Accounting Policies (continued)

The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 measurements – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 measurements – Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

- Level 3 measurements – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Securities Sold Under Agreements to Repurchase and Securities Purchased Under Agreements to Resell – Securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements") are accounted for as collateralized financing transactions and are recorded at the contractual amount for which the securities will be repurchased or resold, including accrued interest. The Partnership offsets certain repurchase agreements and reverse repurchase agreements when a legal right of offset exists under master netting arrangements, which are enforceable by law. It is the policy of the Partnership to obtain possession of collateral with a market value equal to, or in excess of, the principal amount loaned under reverse repurchase agreements. Collateral is valued daily and the Partnership may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities Lending Activities – Securities borrowed and loaned are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Partnership to deposit cash with the lender. The Partnership monitors the market value of securities borrowed on a daily basis and obtains additional collateral as necessary to ensure such transactions are adequately collateralized.

1. General and Summary of Significant Accounting Policies (continued)

Fixed Assets and Leasehold Improvements – Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally three to five years, using the straight-line method. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter.

The Partnership has asset retirement obligations related to certain of its leasehold improvements, which it accounts for using the guidance from FASB, *Accounting for Asset Retirement Obligations*, which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognized using the long-term composite risk-free interest rate in effect when the liability was initially recognized. The carrying value of the Partnership asset retirement obligation is $162 at December 31, 2009, which approximates fair value.

Income Taxes – Under applicable federal and state laws, the taxable income or loss of a general partnership is allocated to each partner based upon its ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership is subject to the Unincorporated Business Tax ("UBT") in the City of New York for which it records an income tax provision.

Stock-Based Compensation – CFLP provides awards to certain employees of the Partnership in the form of grant units in CFLP ("grant units"). Grant units entitle the employees to participate in quarterly distributions of CFLP's income and to receive certain post-termination payments. Grant units are accounted for under the FASB guidance which requires that the Partnership record an expense for liability awards at fair value each reporting period and that the change in fair value of the liability of CFLP be reflected as stock-based compensation.

(In thousands)

1. General and Summary of Significant Accounting Policies (continued)

Recently Adopted Accounting Pronouncements

In March 2008, the FASB issued guidance, *Disclosures about Derivative Instruments and Hedging Activities*, which requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under separate FASB guidance on the Accounting for Derivative Instruments and Hedging Activities and its related interpretations and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flow. The new disclosure requirements are effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. The adoption of this FASB guidance did not have a material effect on the Partnership's financial condition.

In May 2009, the FASB issued guidance on *Subsequent Events* which establishes general standards for the disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This FASB guidance sets forth: 1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, 2) The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in the financial statements and 3) the disclosures that an entity should make about events that occurred after the balance sheet date. This FASB guidance is effective for interim and annual financial periods ending after June 15, 2009. The adoption of this FASB guidance did not have a material effect on the Partnership's financial condition. See Note 13, Subsequent Event, for the required disclosures.

In June 2009, the FASB issued guidance on their *Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*. This FASB guidance establishes their Accounting Standards Codification ("Codification") as the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretative releases of the SEC under federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this FASB guidance did not have a material effect on the Partnership's financial condition.

(In thousands)

1. General and Summary of Significant Accounting Policies (continued)

In August 2009, the FASB issued guidance on *Fair Value Measurements and Disclosures - Measuring Liabilities at Fair Value.* This guidance provides clarification in circumstances in which a quoted price in an active market for the identical liability is not available and provides valuation techniques to be utilized by the reporting entity. This guidance is effective for the first reporting period (including interim periods) beginning after issuance. The adoption of this FASB guidance did not have a material effect on the Partnership's financial condition.

2. Securities Owned and Securities Sold, Not Yet Purchased

The Partnership's securities owned and securities sold, not yet purchased consisted of the following:

	Owned	Sold, Not Yet Purchased
As of December 31, 2009		
Trading securities:		
U.S. Government Securities and Agencies	$ 1,645,660	$ 1,773,420
Agency Mortgage Backed Securities	1,103,399	-
Corporate bonds	65,702	5,411
Equities	9,785	13,448
Futures	61	-
Total	$ 2,824,607	$ 1,792,279

The following tables set forth by level within the fair value hierarchy financial assets and liabilities accounted for at fair value under FASB guidance at December 31, 2009:

(In thousands)

2. Securities Owned and Securities Sold, Not Yet Purchased (continued)

	Assets at Fair Value at December 31, 2009			
	Level 1	Level 2	Level 3	Total
US Government, Agencies and Other Sovereign Obligations	$ 1,427,795	$ 217,865	$ -	$ 1,645,660
Agency Mortgage Backed Securities	-	1,103,399	-	1,103,399
Corporate bonds	-	65,702	-	65,702
Equities	9,785	-	-	9,785
Futures	61	-	-	61
Total	$ 1,437,641	$ 1,386,966	$ -	$ 2,824,607

	Liabilities at Fair Value at December 31, 2009			
	Level 1	Level 2	Level 3	Total
US Government, Agencies and Other Sovereign Obligations	$ 1,728,696	$ 44,724	$ -	$ 1,773,420
Equities	13,448	-	-	13,448
Corporate bonds	-	5,411	-	5,411
Total	$ 1,742,144	$ 50,135	$ -	$ 1,792,279

2. Securities Owned and Securities Sold, Not Yet Purchased (continued)

Derivative Contracts – Derivative contracts can be exchange traded contracts or OTC contracts which are used for trading and investment purposes or for asset and liability management. Offsetting positions are netted in situations where netting is appropriate. Fair value is net of cash collateral. At December 31, 2009, the Partnership had exchange traded futures with observable inputs. The notional value for these is $834,214. The fair value, $61, of exchange traded futures is recorded as part of Securities owned in the accompanying statement of financial condition. The fair value is listed under Futures in the fair value table included in the Securities Owned and Securities Sold, Not Yet Purchased footnote above.

The Partnership also had To Be Announced ("TBA") mortgage backed securities contracts. The notional value of the TBA contracts is $779,431. The fair value of TBA contracts, $2,559, is included under Agency Mortgage Backed Securities in the fair value table included in the Securities Owned and Securities Sold, Not Yet Purchased footnote above.

(In thousands)

3. Receivables from and Payables to Brokers, Dealers, Clearing Organizations, and Customers

At December 31, 2009, amounts receivable from and payable to brokers, dealers, clearing organizations and customers include:

Receivables:	
Securities failed to deliver	$ 638,966
Pending trades	452,926
Clearing organizations	25,645
Broker-dealers	17,000
Receivables from customers	16,850
Total receivables	$ 1,151,387
Payables:	
Securities failed to receive	$ 618,237
Payables to customers	10,780
Broker-dealers	5,266
Clearing organizations	1,865
Total payables	$ 636,148

All material fail to deliver and fail to receive transactions settled subsequent to December 31, 2009 without any adverse financial effect.

Receivables from and payables to brokers, dealers and clearing organizations primarily represent amounts due on undelivered securities, primarily mortgage backed issues, governments, equities and corporate bonds and margin on deposits with clearing organizations including the Fixed Income Clearing Corporation.

Receivables from and payables to customers include amounts due on cash and margin transactions. At December 31, 2009, there were no customer securities that had been received by the Partnership as collateral to support margin financings.

(In thousands)

4. Securities Financing Transactions

At December 31, 2009, the Partnership had accepted collateral that it is permitted by contract or custom to sell or repledge. Such collateral consisted primarily of securities received from customers and other broker-dealers in connection with both reverse repurchase agreements and securities borrowed. At December 31, 2009, the fair value of such collateral was $14,803,283. In conjunction with the Partnership's securities financing activities, collateral with a fair value of $15,474,009 was loaned to counterparties. Additionally, a portion of collateral received is used by the Partnership to cover short sales, to obtain financing, and to satisfy deposit requirements at clearing organizations. At December 31, 2009, collateral of $1,719,132 had been delivered against securities sold short or repledged by the Partnership.

5. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements consisted of the following as of December 31, 2009:

	Amount
Computer and communication equipment	$ 1,038
Leasehold improvements and other fixed assets	9,462
Software, including software development costs	1,917
Other	20
	12,437
Less: accumulated depreciation and amortization	5,766
Fixed assets and leasehold improvements, net	$ 6,671

(In thousands)

5. Fixed Assets and Leasehold Improvements (continued)

Under the FASB guidance on *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, the Partnership capitalizes qualifying computer software costs incurred during the application development stage and amortizes them over their estimated useful life of three years on a straight-line basis. At December 31, 2009 unamortized software development costs were $114.

6. Commitments, Contingencies and Guarantees

Leases – The Partnership is obligated for minimum rental payments under various non-cancelable leases, principally for office space, expiring at various dates through 2019. As of December 31, 2009, minimum lease payments under these arrangements are as follows:

	Amount
Year Ending December	
2010	$ 3,413
2011	3,187
2012	3,146
2013	3,109
2014	2,911
Thereafter to 2019	13,095
Total	$ 28,861

Certain of these leases contain escalation clauses that require payment of additional rent to the extent of increases in certain operating and other costs. The amounts in the above table do not include amounts related to such escalation clauses.

6. Commitments, Contingencies and Guarantees (continued)

Guarantees – The Partnership is a member of various securities clearing houses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearing house or exchange, all other members would be required to meet the shortfall. The Partnership's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the statement of financial condition.

Legal Matters – In the ordinary course of business, various legal actions are brought and are pending or threatened against the Partnership. In some of these actions, substantial amounts are claimed. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business, judgments, settlements, fines, penalties, injunctions, or other relief.

The Partnership contests liability and/or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Partnership cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty, or other relief might be. Subject to the foregoing, the Partnership believes, based on current knowledge and after consultation with counsel, that the outcome of each such pending matter will not have a material adverse effect on the financial condition of the Partnership.

Legal reserves are established in accordance with FASB guidance. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

6. Commitments, Contingencies and Guarantees (continued)

Risks and Uncertainties – The Partnership generates revenues by providing securities trading and brokerage activities to institutional customers and by executing, and in some cases, clearing transactions for institutional counterparties. Revenues for these services are transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of the global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations and could have an impact on the Partnership's overall profitability.

Financing – The Partnership has a commitment to provide a subordinated revolving line of credit of up to $10,000 to CastleOak Securities, L.P., an affiliate of CFLP. At December 31, 2009, there was no outstanding balance.

At December 31, 2009, in connection with its financing activities, the Partnership had commitments to enter into or extend resale and repurchase agreements. At December 31, 2009, there were $2,095,000 in resale commitments and $1,000,000 in repurchase commitments.

7. Related Party Transactions

The Partnership's receivables from and payables to affiliates represent uncollateralized advances and amounts due to affiliates for support services provided.

The Partnership provides clearing and settlement services, under contractual agreements, with various subsidiaries of BGC Partners, Inc ("BGCP") and Cantor Fitzgerald Europe ("CFE")

7. Related Party Transactions (continued)

in exchange for BGCP and CFE introducing to the Partnership international and domestic counterparties who buy and sell securities.

CFS and CFLP provide the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, operations, human resources and legal services. Under an Amended and Restated Joint Services Agreement ("Joint Services Agreement") between the Partnership and BGCP and its affiliates, BGCP provides network, data center, server administration support, and other technology services to the Partnership. BGCP charges the Partnership for these services commensurate with the cost of providing these services.

An affiliate of the Partnership enters into various agreements with certain of its employees whereby these employees receive a forgivable loan. These forgivable loans are stated at historical value net of amortization by the affiliate, and amortization is calculated using the straight-line method over the term of the contract, which is generally two or three years. This amortization is charged to the Partnership by the affiliate over the life of the loan.

8. Grant Units

CFLP provides grant units to certain employees of the Partnership that entitle the employees to participate in quarterly distributions of CFLP's income and to receive post-termination payments equal to the notional value of the grant in four equal yearly installments after the employee's termination provided that the employee has not engaged in any competitive activity with the Partnership or its affiliates prior to the date each payment is due. Typically, the grant units vest during the period of requisite service up to four years. Grant units are accounted for by CFLP as liability awards under FASB guidance. The liability incurred by CFLP for such grant units is re-measured at the end of every reporting period, and accordingly, any changes in the fair value of such liability are allocated to the Partnership and recorded as a compensation charge.

(In thousands)

9. Employee Benefit Plans

Employees of the Partnership are eligible to participate in the BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates (the "Plan"), whereby eligible employees may elect to defer a portion of their salary by directing the Partnership to contribute withheld amounts to the Plan. The Plan is available to all employees of the Partnership meeting certain eligibility requirements and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

10. Regulatory Capital Requirements

As a registered broker-dealer, the Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule "Rule 15c3-1". The Partnership has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $1,000, the application of the market maker calculation, or 2% of aggregate debit balances arising from customer transactions, as defined. As a registered futures commission merchant, the Partnership is subject to Regulation 1.17 which requires the maintenance of minimum adjusted net capital equal to the greater of 8% of customer and 4% of non - customer funds required to be segregated pursuant to the Commodity Exchange Act, or $500. At December 31, the Partnership had net capital, as defined, of $178,310, which was $175,243 in excess of its required net capital.

The Partnership is also subject to the Securities and Exchange Commission's Customer Protection Rule "Rule 15c3-3". For the December 31, 2009 customer reserve computation, the Partnership segregated qualified securities with a contract value of $92,142 into a special reserve account for the exclusive benefit of customers.

The Partnership is also required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers "PAIB" pursuant to Rule 15c3-3. For the December 31, 2009 PAIB reserve computation, the Partnership segregated qualified securities with contract value of $8,513 into a special reserve account for the exclusive benefit of PAIB customers.

As futures commission merchants, the Partnership is required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 31, 2009 assets segregated and secured and held in separate accounts totaled $17,178 and exceeded requirements by $6,022.

11. Financial Instruments and Off-Balance Sheet Risk

Trading Activities – The Partnership's trading activities include providing securities brokerage services to institutional clients. To facilitate customer transactions, the Partnership will take principal positions in financial instruments, such as equities, corporate obligations, government and mortgage backed securities, options and warrants. For the year ended December 31, 2009, principal transactions revenue was primarily attributable to government, corporate and mortgage backed debt instruments in conjunction with its debt capital markets business, as well as equity financial instruments in conjunction with the Partnership's institutional equity business.

Market Risk – Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, or other factors will result in losses for a specified position. In the normal course of business, the Partnership enters into transactions to purchase long inventory securities and sell securities not yet purchased, which are recorded as liabilities on the statement of financial condition. The Partnership is exposed to the risk that potential market price changes may cause the ultimate asset or liability for such commitments to exceed the amount recognized on the statement of financial condition. The Partnership does not act as a dealer or trader of complex derivatives such as swaps, collars, and caps. However, the Partnership may, from time to time, enter into foreign exchange forward, TBA and future contracts to provide an economic hedge for the Partnership's trading inventory against interest and foreign currency fluctuations and option contracts to hedge against adverse market fluctuations of equity investments.

11. Financial Instruments and Off-Balance Sheet Risk (continued)

Counterparty Credit Risk – Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker-dealer, the Partnership is engaged in various securities trading and brokerage activities, servicing a diverse group of domestic and foreign corporations, governments, and institutional and individual investors. A substantial portion of the Partnership's transactions are fully collateralized and are executed with and on behalf of institutional investors including major brokers and dealers, money center and other commercial banks, insurance companies, pension plans, and other financial institutions. The Partnership's exposure to the risk of incurring losses associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities and commodities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership. The Partnership monitors counterparty activity daily and does not anticipate non-performance by counterparties. The Partnership has a policy of periodically reviewing the credit worthiness of each counterparty with which it conducts business.

Customer Activities – The Partnership's customer activities include the execution, settlement, custody, and financing of various securities and commodities transactions on behalf of customers. These activities may expose the Partnership to off-balance sheet risk in the event a customer or other broker is unable to fulfill its contractual obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

The Partnership transacts customer securities activities on a delivery versus payment, cash, or margin basis. In margin transactions, the Partnership extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Partnership executes and clears

11. Financial Instruments and Off-Balance Sheet Risk (continued)

customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Partnership to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Partnership may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

The Partnership seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Partnership monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Partnership's customer financing and securities settlement activities require the Partnership to pledge customer securities as collateral in support of various secured financing sources, such as bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Partnership may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Partnership controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Partnership establishes credit limits for such activities and monitors compliance on a daily basis.

12. Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. As of December 31, 2009, the Partnership has net deferred tax assets of $174.

(In thousands)

12. Income Taxes (continued)

The following is a reconciliation of the beginning and ending balance of the gross unrecognized tax benefits for the year ended December 31, 2009:

ASC 740-10

Gross Unrecognized Tax Benefits		
Beginning balance at January 1, 2009	$	263
Increases based on tax postions related to current period		-
Increases based on tax postions related to prior periods		-
Decreases based on tax positions related to prior periods		-
Increases (decreases) related to settlements with tax authorities		-
Increases (decreases) related to lapse of applicable statute of limitations		-
Ending balance at December 31, 2009	$	263

The total amount of unrecognized tax benefits was $263, as of December 31, 2009, which if recognized, would favorably affect the effective tax rate in future periods. No penalties were accrued.

Included in the balance at December 31, 2009 is a $263 potential New York City Unincorporated Business Tax audit adjustment relating to allocation factors and $215 of interest calculated from the proposed audit period adjustment as of April 15, 2002.

13. Subsequent Event

The Partnership has evaluated subsequent events through February 25, 2010, the date on which this statement of financial condition is being issued.

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STATEMENT OF FINANCIAL CONDITION

Cantor Fitzgerald & Co.
December 31, 2009
With Report of Independent Registered Public Accounting Firm
(SEC ID. No. 8-201)
(CFTC ID. No. 5288)

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